SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2000

                              --------------------

                           THE DIALOG CORPORATION PLC
                         (formerly known as M.A.I.D plc)
             (exact name of registrant as specified in its charter)

                              --------------------

                           THE COMMUNICATIONS BUILDING
                               48 LEICESTER SQUARE
                            LONDON WC2H 7DB, ENGLAND
                    (Address of Principal Executive Offices)

                              ---------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      FORM 20-F |X|          FORM 40-F|_|

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            YES  |_|         NO  |X|

      On March 20, 2000, the Registrant issued a press release entitled: "Dialog Comments Re/Press Speculation."

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 20, 2000


                              THE DIALOG CORPORATION PLC



                              By:  /s/  David G. Mattey
                                 -------------------------------------
                                   David G. Mattey
                                   Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit No.             Description
-----------             -----------

99.1 Press Release, "Dialog Comments Re/Press Speculation," dated March 20, 1999